UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Collectors Universe, INC.

(Name of Subject Company)

Collectors Universe, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

19421R200

(CUSIP Number of Class of Securities)

Joseph J. Orlando
President and Chief Executive Officer
Collectors Universe, Inc.
1610 E. Saint Andrew Place

Santa Ana, CA 92705
(949) 567-1234

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert F. Kornegay

Robert T. Ishii

David J. Berger

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, CA 92130-3002

(858) 350-2300

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 4 (which we refer to as this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on December 17, 2020, by Collectors Universe, Inc., a Delaware corporation (which we refer to as “Collectors Universe”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Cards Parent LP, a Delaware limited partnership (which we refer to as “Parent”), and Cards Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (which we refer to as “Purchaser”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Collectors Universe. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on December 17, 2020, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (which we refer to, as it may be amended or supplemented from time to time, as the “Offer to Purchase”) and the related letter of transmittal (which we refer to, as it may be amended or supplemented from time to time, as the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Collectors Universe.

Capitalized terms used but not otherwise defined in this Amendment No. 4 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 4, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 4.

Item 2. Identity and Background of Filing Person

The disclosure appearing in the first two paragraphs of Item 2 of the Schedule 14D-9 under the caption “Tender Offer” is amended and restated by replacing it with the following:

This Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Cards Acquisition Inc., a Delaware corporation (which we refer to as “Purchaser”) and an indirect wholly owned subsidiary of Cards Parent LP, a Delaware limited partnership (which we refer to as “Parent”), to purchase all of the issued and outstanding Shares (other than Excluded Shares (as defined below)) at an offer price of $92.00 per Share, without interest and subject to any required withholding taxes (we refer to such amount, or any higher amount per share that may be paid pursuant to the Offer, as the “Offer Price”), net to the seller in cash. Prior to January 20, 2021, the “Offer Price” was $75.25 per Share, without interest and subject to any required withholding taxes.

The Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated December 17, 2020 (as it may be amended, supplemented or otherwise modified from time to time, and which we refer to as the “Offer to Purchase”), and the related letter of transmittal (as it may be amended, supplemented or otherwise modified from time to time, and which we refer to as the “Letter of Transmittal”), pursuant to the Amended and Restated Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, and which we refer to as the “Merger Agreement” or the “Amended Merger Agreement”), dated as of January 20, 2021, by and among Collectors Universe, Parent and Purchaser, which amended and restated in its entirety the Agreement and Plan of Merger, dated as of November 30, 2020, by and among Parent, Purchaser and Collectors Universe (the “Original Merger Agreement”). A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (e)(16) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. A copy of the Original Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, and which we refer to as the “Schedule TO”) filed by Purchaser and Parent with the Securities and Exchange Commission (which we refer to as the “SEC”) on December 17, 2020. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated in this Schedule 14D-9 by reference.

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The disclosure appearing in the fifth paragraph of Item 2 of the Schedule 14D-9 under the caption “Tender Offer” is amended and restated by replacing it with the following:

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (which we refer to as the “Exchange Act”)) the Offer on December 17, 2020, and the Offer was initially scheduled to expire at 12:00 midnight, New York time, on January 19, 2021 (one minute after 11:59 p.m., New York time, on January 19, 2021). On January 20, 2021, the Offer was extended such that, subject to the terms and conditions of the Merger Agreement and the Offer, the Offer and withdrawal rights will expire at 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on February 3, 2021) (which we refer to as the “Expiration Time”), on February 3, 2021 (which we refer to as the “Expiration Date,” unless extended by Purchaser in accordance with the Merger Agreement, in which event the “Expiration Date” shall refer to the latest date at which the Offer, as so extended by Purchaser, shall expire). Acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer (as more fully described in Section 15 in the Offer to Purchase) is expected to occur on February 3, 2021, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement.

The disclosure appearing in Item 3 of the Schedule 14D-9 under the caption “Arrangements between Collectors Universe and the Investor Group—Equity Commitment Letters” is amended and supplemented by adding the following after the first paragraph:

Concurrently with the execution of the Merger Agreement, Parent received Amendment No. 1 to each of the Equity Commitment Letters (which we refer to as the “Amended Equity Commitment Letters”) from the Investor Group Entities in connection with the Equity Financing, pursuant to which the Investor Group Entities have agreed to contribute to Parent up to $885.76 million, subject to the satisfaction of certain customary conditions set forth in the Amended Equity Commitment Letters, which, when added together with the available cash of Collectors Universe on the closing date of the Merger, is expected to be sufficient to fund the acquisition of all of the Shares and to make the other payments required at the closing of the Merger, including in connection with the treatment of Collectors Universe’s stock-based equity awards described in the Offer to Purchase. Collectors Universe is an express third-party beneficiary of the rights granted to Parent under each of the Amended Equity Commitment Letters and, to the extent provided in each Amended Equity Commitment Letter, we may seek specific performance of the Investor Group Entities’ obligation to fund the Equity Financing in accordance with the terms and conditions of the Merger Agreement and the Amended Equity Commitment Letters.

The disclosure appearing in Item 3 of the Schedule 14D-9 under the caption “Arrangements between Parent, Purchaser and the Executive Officers, Directors and Affiliates of Collectors Universe—Effect of the Offer and the Merger on Shares and Equity Awards” is amended and restated by replacing it with the following:

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Consideration for Shares in the Merger

If Collectors Universe’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as our other stockholders. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, then such executive officers and directors will also receive the same consideration on the same terms and conditions as our other stockholders.

The following table sets forth the number of Shares beneficially owned as of January 20, 2021, by each of our executive officers and directors as of that date, excluding any outstanding Shares of restricted stock (which we refer to as “Company Restricted Shares”) and excluding Shares issuable upon vesting of outstanding awards of restricted stock units (which we refer to as “Company RSUs”) and awards of performance stock units (which we refer to as “Company PSUs”) that are, in each case, outstanding as of January 20, 2021, including, for Mr. Orlando, the Shares issued upon the 280G Acceleration (as defined below), net of Shares cancelled to satisfy withholding tax. The aggregate value of Shares reflects consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares Beneficially Owned	Total Value of Shares ($)
Non-Employee Directors
A.J. “Bert” Moyer	61,347	5,643,924
Bruce A. Stevens	42,983	3,954,436
Kate W. Duchene	950	87,400
Vina M. Leite	950	87,400
Jon M. Sullivan	950	87,400
Lorraine Bardeen	856	78,752
Jennifer H. Leuer	856	78,752
Executive Officers
Joseph J. Orlando*	45,129	4,151,868
Joseph J. Wallace	101,515	9,339,380

* Mr. Orlando is both a director and an executive officer. The number of Shares beneficially owned by Mr. Orlando reflects those Shares delivered to him as a result of the accelerated vesting of certain of his Company RSUs and Company PSUs as described in the section of this Schedule 14D-9 captioned “—Consideration Received in 280G Vesting Acceleration.”

Consideration for Company Restricted Shares

As of January 20, 2021, none of Collectors Universe’s directors or executive officers held any Company Restricted Shares.

Consideration for Company RSUs

As of January 20, 2021, Collectors Universe’s executive officers held Company RSUs outstanding under our 2017 Equity Incentive Plan and 2013 Equity Incentive Plan (each, a “Stock Plan”) covering an aggregate 8,361 Shares. As of January 20, 2021 our directors did not hold any outstanding Company RSUs.

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Company RSUs granted to Collectors Universe’s executive officers vest in three approximately equal annual installments, subject to the executive officer’s continued service with Collectors Universe through each vesting date. Company RSUs are settled in Shares upon vesting.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, any vesting conditions applicable to each Company RSU will automatically be accelerated in full, and the Company RSU will be cancelled in exchange for the right to receive, without interest, an amount in cash equal to the product obtained by multiplying (1) the number of Shares subject to such Company RSU award immediately prior to the Effective Time by (2) the Offer Price, less applicable withholding taxes.

Consideration for Company PSUs

As of January 20, 2021, Collectors Universe’s executive officers held Company PSUs outstanding under our 2017 Equity Incentive Plan (which we refer to as the “2017 Plan”) covering an aggregate of 79,104 Shares.

Company PSUs granted to Collectors Universe’s executive officers were scheduled to be earned in three approximately equal annual installments, contingent on the extent to which the applicable company performance goals are achieved for each annual period. Pursuant to the terms of the Company PSUs, upon completion of the three year performance period, the number of Shares determined to be earned based on achievement of the applicable performance goals are subject to further upward or downward adjustment based on Company annualized total shareholder return (which refer to as “TSR”) for the three-year performance period as compared with the annualized TSR of the Russell 2000 companies over the same period. The vesting of the Company PSUs is further subject to the executive officer’s continued service with Collectors Universe for the entirety of the three year performance period. Upon a change in control, the applicable provisions of the Stock Plan govern the vesting of unvested Company PSUs.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, (1) any vesting conditions applicable to each Company PSU, whether vested or unvested, will automatically accelerate, and (2) each Company PSU award will automatically be cancelled in exchange for the right to receive, as promptly as practicable, an amount in cash without interest equal to the product obtained by multiplying (a) the number of Shares subject to such Company PSU award immediately prior to the Effective Time (assuming for these purposes maximum performance) by (b) the Offer Price, less applicable taxes required to be withheld with respect to such payment.

Consideration Received in 280G Vesting Acceleration

In connection with the entry into the Original Merger Agreement, the Collectors Universe Board authorized the acceleration of vesting and settlement of a portion of Mr. Orlando’s Company RSUs and Company PSUs in 2020 (prior to the Effective Time) in order to mitigate against potential adverse tax consequences to Mr. Orlando and Collectors Universe as a result of Section 280G of the Code. Pursuant to this authorization, on December 10, 2020, the Company accelerated the vesting of 30,074 of Mr. Orlando’s Company RSUs and 11,376 of Mr. Orlando’s Company PSUs for which performance had been determined. We refer to this as the “280G Acceleration.” The estimated value of the 280G Acceleration, determined as the product of the Offer Price multiplied by the number of accelerated Company RSUs and Company PSUs, is $2,766,808 with respect to Mr. Orlando’s Company RSUs and $1,046,592 with respect to Mr. Orlando’s Company PSUs. A total of 22,114 Shares subject to Mr. Orlando’s Company RSUs and Company PSUs subject to the 280G Acceleration were cancelled to satisfy tax withholding.

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The disclosure appearing in Item 3 of the Schedule 14D-9 under the caption “Arrangements between Parent, Purchaser and the Executive Officers, Directors and Affiliates of Collectors Universe—Equity Interests of Collectors Universe’s Executive Officers and Non-Employee Directors” is amended and restated by replacing it with the following:

Table of Estimated Consideration for Equity Awards

The following table sets forth the number of (1) Shares, (2) Company RSUs and (3) Company PSUs held by each Collectors Universe executive officer or member of the Collectors Universe Board as of January 20, 2021, and quantifies the dollar value of such Shares, Company RSUs and Company PSUs based on the Offer Price

	Shares Held Directly(1)		Company RSUs and PSUs (2)(3)
Name	Number of Shares (#)	Value of Shares ($)	Number of Shares (#) (Company RSUs)	Number of Shares (#) (Company PSUs)	Value ($)	Total ($)
Non-Employee Directors
A.J. “Bert” Moyer	61,347	5,643,924	—	—	—	5,643,924
Bruce A. Stevens	42,983	3,954,436	—	—	—	3,954,436
Kate W. Duchene	950	87,400	—	—	—	87,400
Vina M. Leite	950	87,400	—	—	—	87,400
Jon M. Sullivan	950	87,400	—	—	—	87,400
Lorraine Bardeen	856	78,752	—	—	—	78,752
Jennifer H. Leuer	856	78,752	—	—	—	78,752
Executive Officers
Joseph J. Orlando*	45,129	4,151,868	—	49,208	4,527,136	8,679,004
Joseph J. Wallace	101,515	9,339,380	8,361	29,896	3,519,644	12,859,024

*Mr. Orlando is both a director and an executive officer. The number of Shares beneficially owned by Mr. Orlando reflects those Shares delivered to him as a result of the accelerated vesting (net of Shares cancelled to satisfy withholding tax obligations) of certain of his Company RSUs and Company PSUs as described in the section of this Schedule 14D-9 captioned “—Consideration Received in 280G Vesting Acceleration.”

(1) Represents Shares directly held by the individual as of January 20, 2021. The figures for Mr. Orlando include Shares received as a result of the 280G Acceleration (net of Shares cancelled to satisfy withholding tax obligations).

(2) Represents outstanding Company RSUs and Company PSUs as of January 20, 2021. The values shown with respect to Company RSUs and Company PSUs are determined as the product of the Offer Price, multiplied by the total number of Shares subject to Company RSUs or Company PSUs, as applicable, and for the Company PSUs, assuming achievement of applicable performance goals at maximum performance.

(3) These values assume that all Company RSUs and Company PSUs outstanding as of January 20, 2021, will be accelerated and cashed out at the Effective Time.

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The disclosure appearing in Item 3 of the Schedule 14D-9 captioned “Arrangements between Parent, Purchaser and the Executive Officers, Directors and Affiliates of Collectors Universe—Golden Parachute Compensation” is amended and restated by replacing it with the following:

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation for each of Collectors Universe’s named executive officers that is based on, or that otherwise relates to, the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to Collectors Universe’s named executive officers. Collectors Universe’s “named executive officers” for purposes of the disclosure in this Schedule 14D-9 are Messrs. Orlando and Wallace. For additional details regarding the terms of the payments quantified below, see the sections of this Schedule 14D-9 captioned “—Potential Payments at or Following Change in Control.”

The amounts in the table are estimated using the following assumptions and such additional assumptions as may be set forth in the footnotes to the table:

●	that the Effective Time occurred on January 20, 2021;

●	that Mr. Orlando will have a qualifying termination of his employment at the Effective Time that results in severance benefits becoming payable to him under his employment agreement;

●	that the Company RSUs and Company PSUs include those grants that are outstanding as of January 20, 2021, and held by the named executive officer (before giving effect to the 280G Acceleration for Mr. Orlando); and

●	that no payment is reduced pursuant to the terms of the employment agreement described above as a result of Sections 280G and 4999 of the Code.

The amounts reported below are estimates based on these and other assumptions that may or may not actually occur or be accurate on the relevant date. Accordingly, the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below. Collectors Universe’s named executive officers will not receive pension, non-qualified deferred compensation or tax reimbursements in connection with the Merger. As required by applicable SEC rules, all amounts below that are determined using the per share value of our Shares have been calculated based on the Offer Price.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Joseph J. Orlando	567,671	8,340,536	12,374	8,920,481
Joseph J. Wallace	100,000	3,519,644	-	3,619,644

(1) This amount for Mr. Orlando represents the “double-trigger” cash severance payments to which Mr. Orlando may become entitled under his employment agreement in connection with a qualifying termination during the period beginning on the date of our change in control and ending on the date that is 12 months after our change in control (which we refer to as the “Change in Control Period”), as described in further detail in the section of this Schedule 14D-9 captioned “—Potential Payments at or Following Change in Control.” The amounts represent a lump sum cash payment equal to 100 percent of the sum of Mr. Orlando’s base salary plus one times Mr. Orlando’s incentive cash compensation for the year of termination, at 100 percent of target, prorated for the number of days that Mr. Orlando was employed during such year. Mr. Orlando’s current bonus target is 75 percent of base salary. This amount for Mr. Wallace represents his $100,000 bonus in recognition of his contributions to Collectors Universe’s strategic initiatives in 2020 and was paid in December 2020. The following table sets forth the components of the cash severance benefit payable to Mr. Orlando under the terms of his employment agreement.

Name	Base Salary Severance ($)	Bonus Severance ($)	Total ($)
Joseph J. Orlando	400,000	167,671	567,671

(2) This amount includes single-trigger vesting acceleration of 100 percent of the unvested portion of the outstanding Company RSUs and Company PSUs to which the named executive officer may become entitled pursuant to the treatment of such awards under the Merger Agreement, as described in further detail in the section of this Schedule 14D-9 captioned “—Effect of the Offer and the Merger on Shares and Equity Awards.” Such vesting pursuant to these awards under the 2017 Plan is “single trigger,” as the acceleration will occur in connection with the Merger without any subsequent event (such as termination of employment) requirement. The amount for Mr. Orlando includes $3,813,400 attributable to the 280G Acceleration of 30,074 Company RSUs and 11,376 earned but unvested Company PSUs.

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RSUs

The following table provides details on the estimated value of the Company RSUs held by our named executive officers that will vest in connection with the Merger as described above, and, for Mr. Orlando, the Company RSUs that vested pursuant to the 280G Acceleration. The amount is determined as the product of (1) the Offer Price multiplied by (2) the total number of Shares subject to the Company RSUs held by the named executive officer. The amount for Mr. Orlando includes $2,766,808 attributable to the 280G Acceleration of 30,074 Company RSUs.

Name	Unvested Company RSUs (#)	Value ($)
Joseph J. Orlando	30,074	2,766,808
Joseph J. Wallace	8,361	769,212

PSUs

The following table provides details on the estimated value of the Company PSUs held by our named executive officers that will vest in connection with the Merger as described above. The value of awards shown in the table represent the product of (a) the Offer Price, multiplied by (b) the total number of Shares that would vest in connection with the Merger as described above, assuming achievement of applicable performance goals at the maximum level.

Name	Unvested Company PSUs (#)	Value ($)
Joseph J. Orlando	60,584	5,573,728
Joseph J. Wallace	29,896	2,750,432

(3) This amount represents continuing cash payments for six months of premiums that Mr. Orlando otherwise would be required to pay for continued post-employment, group health coverage. This amount is a “double-trigger” severance benefit that Mr. Orlando may become entitled to receive under his employment agreement in connection with a qualifying termination during the Change in Control Period, as described in further detail in the section of this Schedule 14D-9 captioned “—Potential Payments at or Following Change in Control.”

(4) Under his employment agreement, amounts are subject to reduction in the event that Mr. Orlando would be subject to an excise tax under Section 4999 of the Code on such amounts. This amount assumes no such reduction is applied.

Item 4. The Solicitation or Recommendation

The disclosure appearing in Item 4 of the Schedule 14D-9 under the caption “Recommendation of the Collectors Universe Board” is amended and restated by replacing it with the following:

At a meeting held on January 20, 2021, the Collectors Universe Board unanimously: (1) approved and declared it advisable, to enter into the Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (2) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, Collectors Universe and the holders of Shares (other than Excluded Shares that are not Dissenting Shares); (3) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (4) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions set forth in the Merger Agreement.

Accordingly, and for the reasons described in more detail under the section of this Schedule 14D-9 captioned “—Collectors Universe’s Reasons for the Offer and the Merger,” the Collectors Universe Board recommends that our stockholders tender their Shares to Purchaser pursuant to the Offer subject to the terms and conditions set forth in the Merger Agreement.

A press release, dated January 20, 2021, issued by Collectors Universe, announcing the Transactions, is included as Exhibit (a)(5)(F) and is incorporated in this Schedule 14D-9 by reference.

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The disclosure appearing in Item 4 of the Schedule 14D-9 under the caption “Background of the Offer and Merger” is amended and supplemented by adding the following immediately prior to the section captioned “Collectors Universe’s Reasons for the Merger”:

Following the commencement of the Offer, certain of our stockholders publicly expressed their belief that the Offer Price of $75.25 in cash per Share did not sufficiently reflect the value of Collectors Universe’s prospects. These stockholders publicly communicated that they did not intend to tender their Shares into the Offer.

From time to time following the commencement of the Offer, representatives of Allen & Co. discussed with representatives of Houlihan Lokey the status of the Offer, including that the trading price of the Shares had exceeded the Offer Price of $75.25 in cash per Share since the Offer commenced. At times, Messrs. Orlando and Turner also spoke about this as well.

On January 15, 2021, the Investor Group was provided with Collectors Universe’s preliminary operating and financial results for the second quarter of fiscal year 2021.

On January 17, 2021, a representative of Allen & Co. informed a representative of Houlihan Lokey that the Investor Group was considering an increase to the Offer Price but had not made a final decision on the timing or magnitude of that increase. Following this conversation, a representative of Allen & Co. spoke a number of times over the next several days with a representative of Houlihan Lokey about the process of proposing an increase to the Offer Price.

During the afternoon of January 19, 2021, the Collectors Universe Board met, with members of Collectors Universe management and representatives of each of Houlihan Lokey and Wilson Sonsini in attendance. Collectors Universe management reviewed with the Collectors Universe Board preliminary operating and financial results for the second quarter of fiscal year 2021, which concluded on December 31, 2020. The Collectors Universe Board determined to publicly announce these preliminary results prior to the Purchaser accepting any Shares for payment pursuant to the Offer. Collectors Universe management also reviewed with the Collectors Universe Board a draft of the January 2021 Forecasts and described, among other things, the process for preparing the January 2021 Forecasts, including their underlying assumptions and various execution and other risks to realizing the January 2021 Forecasts. The term January 2021 Forecasts is defined in, and further information about the terms of the January 2021 Forecasts is contained in, the section of this Schedule 14D-9 captioned “—Prospective Financial Information.” The January 2021 Forecasts were prepared by Collectors Universe management in order to reflect continued strength in Collectors Universe’s business and related expectations for the second half of fiscal year 2021. In light of the possibility that the Investor Group might increase the Offer Price, the Collectors Universe Board approved the use of the January 2021 Forecasts for purposes of any new or updated financial analysis of Collectors Universe by Houlihan Lokey.

The Offer was initially scheduled to expire at the end of the day on January 19, 2021. By 5:00 p.m., Eastern time, on January 19, 2021, approximately 4.34% of the outstanding Shares had been tendered into the Offer, and any additional tenders prior to the expiration of the Offer later that day were not expected to be significant.

During the evening of January 19, 2021, representatives of each of Wilson Sonsini, Sullivan & Cromwell and Paul, Weiss negotiated the terms of the Amended Merger Agreement and the related Amended Equity Commitment Letters that would be required in connection with an increase to the Offer Price.

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Also during the evening of January 19, 2021, a representative of Allen & Co. informed a representative of Houlihan Lokey that the Investor Group was willing to increase the Offer Price to $92.00 in cash per Share. Following this conversation, representatives of each of Wilson Sonsini, Sullivan & Cromwell and Paul, Weiss finalized the terms of the Amended Merger Agreement and the related Amended Equity Commitment Letters.

On January 20, 2021, the Collectors Universe Board met, with members of Collectors Universe management and representatives of each of Houlihan Lokey and Wilson Sonsini in attendance. The proposed increase to the Offer Price was described and discussed, as were the terms of the Amended Merger Agreement and the related Amended Equity Commitment Letters. Representatives of Houlihan Lokey provided the Collectors Universe Board with an update regarding its previously disclosed relationships with the Investor Group. At the request of the Collectors Universe Board, representatives of Houlihan Lokey then reviewed and discussed its financial analyses of the Offer Price of $92.00 in cash per Share. Thereafter, at the request of the Collectors Universe Board, Houlihan Lokey verbally rendered its opinion to the Collectors Universe Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Collectors Universe Board dated January 20, 2021) to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its written opinion, the Offer Price of $92.00 in cash per Share to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger pursuant to the Amended Merger Agreement was fair to such holders from a financial point of view. The Collectors Universe Board, after considering the factors more fully described in the section of this Schedule 14D-9 captioned “—Collectors Universe’s Reasons for the Offer and the Merger,” (1) approved and declared it advisable to enter into the Amended Merger Agreement and consummate the Transactions upon the terms and conditions set forth in the Amended Merger Agreement; (2) determined that the Amended Merger Agreement and the Transactions are fair to, and in the best interests of, Collectors Universe and the holders of Shares (other than certain specified Shares); and (3) recommended that our stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Early on January 20, 2021, before the opening of trading on Nasdaq, the Amended Merger Agreement was signed by Collectors Universe, Parent and Purchaser. In addition, the entry into the Amended Merger Agreement was publicly disclosed, along with an extension of the expiration of the Offer to 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on February 3, 2021) on February 3, 2021. In a separate press release, we disclosed preliminary operating and financial results for the second quarter of fiscal year 2021.

The disclosure appearing in Item 4 of the Schedule 14D-9 under the caption “Collectors Universe’s Reasons for the Offer and Merger” is amended and restated by replacing it with the following

In evaluating the Merger Agreement and the Transactions, the Collectors Universe Board consulted with Collectors Universe management, as well as representatives of each of Wilson Sonsini and Houlihan Lokey. In recommending that our stockholders tender their Shares pursuant to the Offer, the Collectors Universe Board considered and analyzed a number of factors, including the following (which factors are not necessarily presented in order of relative importance). Based on these consultations, considerations and analyses, and the factors discussed below, the Collectors Universe Board concluded that entering into the Merger Agreement with Parent and Purchaser was advisable and recommended that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions set forth in the Merger Agreement.

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The Collectors Universe Board believed that the following material factors and benefits supported its determination and recommendation:

●	Financial Condition, Results of Operations and Prospects of Collectors Universe. The current, historical and projected financial condition, results of operations and business of Collectors Universe, as well as Collectors Universe’s prospects and risks if we were to remain an independent company. In particular, the Collectors Universe Board considered our current business plan and management’s long-term financial plan as presented in November 2020 (and reflected in the Forecasts) and revised in January 2021 (and reflected in the January 2021 Forecasts). The Collectors Universe Board weighed these plans and the potential opportunities they presented against, among other things: (1) the risks and uncertainties associated with achieving and executing on the business and operating plans in the short and long term, including whether recent favorable operating results reflected a benefit from the COVID-19 pandemic that may or may not be sustained on a permanent basis; (2) the impact of market, customer and competitive trends on Collectors Universe generally and specifically as it related to factors such as the COVID-19 pandemic and the relatively narrow focus of our business; and (3) the general risks related to market conditions that could reduce the price of the Shares. Among the potential risks identified by the Collectors Universe Board were:

○	Collectors Universe’s competitive positioning and prospects as a standalone company. Included among these risks were consideration of Collectors Universe’s relatively small size, its limited strategic and financial resources, and the substantial risks to achieving its long-term operating plan.

○	The continued uncertainty about the impact of the COVID-19 pandemic on Collectors Universe and its customers, and the possibility that current business conditions might not continue and could get worse.

○	The present strength of demand for our card grading and authentication services. In 2020 and continuing into 2021, we have experienced increased interest in collectibles, and our card grading and authentication services have benefited from this interest. In the opinion of the Collectors Universe Board, it is uncertain how long the increased demand for our services will continue. In that regard, the Collectors Universe Board noted that submissions and the prices that customers are prepared to pay for our card grading and authentication services are driven by the values realized (or realizable) in the collectibles market, and we have no control over those values such that if values realized decline, then collectors may not submit cards for authentication and grading, or submissions may qualify for lower-tier services, with resulting reductions to us in average selling price, gross profit margins and operating income.

●	Certainty of Value. The consideration to be received by Collectors Universe stockholders in the Offer and the Merger consists entirely of cash, which provides certainty of value measured against the ongoing business and financial execution risks cited above. The receipt of cash consideration eliminates uncertainty and risk for our stockholders related to the continued execution of our business. The Collector Universe Board noted that our stock price could be impacted significantly if we failed to meet investor expectations. The Collectors Universe Board also considered that (1) the Transactions were not subject to any financing condition and (2) the terms of the Amended Equity Commitment Letters (along with Collectors Universe’s right to seek specific performance of the Merger Agreement) provided substantial assurance of a successful closing.

●	Lack of Liquidity of the Shares. The modest trading volumes and consequent relative lack of liquidity for the Shares. In this regard, the Collectors Universe Board was aware that this lack of liquidity makes it difficult at times for investors to sell their Shares on the open market without adversely affecting current prices. The Offer and the Merger provide for immediate liquidity to stockholders.

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●	Best Value Reasonably Obtainable. The belief of the Collectors Universe Board that the Offer Price represents the best value reasonably obtainable for the Shares, taking into account the Collectors Universe Board’s familiarity with the business, operations, prospects, business strategy, assets, liabilities and general financial condition of Collectors Universe on a historical and prospective basis and that, measured against the longer-term execution risks noted above, the offer price reflects a fair and favorable price for the Shares. The Collectors Universe Board also considered that the Offer Price constitutes (1) almost 3.4 times the closing price of $27.18 on the day before the filing of Alta Fox’s Schedule 13D; (2) a premium of 41 percent to the volume-weighted average price for the 30 trading days prior to the announcement of the Original Merger Agreement (which volume-weighted average price was $65.33); and (3) an increase of $16.75 from the prior Offer Price of $75.25 per Share.

●	Third-Party Alternatives to Parent’s Offer. The Collectors Universe Board determined that it was not reasonably likely that any other party would offer a price that would be more attractive than that proposed by the Investor Group based on: (1) our experience in the strategic review that took place in 2016; (2) our discussions with Party A and Party B in 2019; (3) our discussions with Party C that culminated in Party C withdrawing its $33.00 per Share offer in January 2020 over concerns regarding business opportunities and valuation; (4) Party D’s decision to withdraw from considering an acquisition due to valuation concerns; (5) the decision by certain prospective members of the Investor Group over the course of negotiations relating to the Transactions to withdraw based on valuation concerns; (6) the absence of any contact from third parties regarding an acquisition following the filing of Alta Fox’s Schedule 13D (other than Party D, Party E and the Investor Group); and (7) the absence of any contact from third parties regarding an acquisition following the announcement of the Original Merger Agreement.

●	Fairness Opinion of Houlihan Lokey. The financial analysis reviewed by Houlihan Lokey with the Collectors Universe Board as well as the oral opinion of Houlihan Lokey rendered to the Collectors Universe Board on January 20, 2021 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Collectors Universe Board dated January 20, 2021) to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its written opinion, the Offer Price of $92.00 per Share to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger pursuant to the Amended Merger Agreement was fair to such holders from a financial point of view. The opinion is more fully described in the section of this Schedule 14D-9 captioned “—Opinion of Houlihan Lokey Capital, Inc.”

●	Potential Strategic Alternatives. The (1) possible alternatives to the Transactions, including the possibility of continuing to operate Collectors Universe as an independent entity or pursuing a different transaction, and the desirability and perceived risks of those alternatives; (2) potential benefits to our stockholders of those alternatives and the timing and likelihood of effecting such alternatives; and (3) Collectors Universe Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for us to create greater value for our stockholders, taking into account the execution risks described above as well as business, competitive, financial, industry, legal, market and regulatory risks. The Collectors Universe Board noted that efforts to expand into new business lines (either organically or through acquisitions) could negatively impact our quarterly earnings, which could negatively impact our stock price.

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●	Negotiations with Parent and Terms of the Merger Agreement. The terms of the Merger Agreement, which was the product of arms’-length negotiations, and the belief of the Collectors Universe Board that the Merger Agreement contained terms that provided Collectors Universe with a high level of closing certainty. The factors considered include:

○	The increase in the Offer Price from $75.25 in cash per Share to $92.00 in cash per Share.

○	Our ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding acquisition proposals.

○	The Collectors Universe Board’s view that the terms of the Merger Agreement would be unlikely to deter third parties from making a superior proposal.

○	The Collectors Universe Board’s ability, under certain circumstances, to withdraw or modify its recommendation that Collectors Universe stockholders tender their Shares pursuant to the Offer.

○	The Collectors Universe Board’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an alternative acquisition agreement. In that regard, the Collectors Universe Board believed that the termination fee of $22,741,818 payable by Collectors Universe in such instance was reasonable, consistent with or below similar fees payable in comparable transactions, and not preclusive of other offers.

○	The limited conditions to Parent’s and Purchaser’s obligation to consummate the Transactions, making the Transactions reasonably likely to be consummated.

○	The reverse termination fee of $43,734,265 payable by Parent in certain circumstances and the other remedies available to Collectors Universe under the Merger Agreement and the Limited Guarantees guaranteeing payment of the reverse termination fee.

○	The consummation of the Transactions not being subject to a financing condition.

○	Our ability, under certain circumstances, to cause Purchaser to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates.

○	The fact that the Amended Equity Commitment Letters cover the entire consideration to complete the Offer and the Merger, and that we have the right to specific performance to cause the Equity Financing contemplated by the Amended Equity Commitment Letters to be funded, as well as the right to specifically enforce Parent’s obligation to consummate the Transactions and to cause the equity financing sources to fund their contributions pursuant to the Amended Equity Commitment Letters.

○	Our ability to seek specific performance of Parent and Purchaser’s obligations under the Merger Agreement, thereby ensuring that Collectors Universe has an appropriate remedy if in the event Parent and Purchaser were to decline to comply with their obligations under the Merger Agreement.

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●	Speed and Likelihood of Completion. The anticipated timing of the consummation of the Transactions, including (1) structuring the first step of the Transactions as a cash tender offer and that such tender offer had already commenced; and (2) that all necessary regulatory approvals have been obtained. The potential for closing in a relatively short time frame would also reduce the amount of time in which our business would be subject to the potential uncertainty of closing and related disruption.

●	Business Reputation of the Investor Group; Terms of the Equity Commitment Letters. The business reputation and financial resources of Turner, D1 and Cohen. The Collectors Universe Board believed that these factors, together with the Amended Equity Commitment Letters from D1 Master Fund and CPV, supported the conclusion that a transaction with Purchaser could be completed quickly and in an orderly manner.

●	Appraisal Rights. The availability of statutory appraisal rights to holders of Shares who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

In recommending that Collectors Universe stockholders tender their Shares pursuant to the Offer, the Collectors Universe Board also considered a number of uncertainties and risks and other potentially negative factors, including the following (which factors are not necessarily presented in order of relative importance):

●	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as cash transactions means that our stockholders will not participate in our future earnings or growth and will not benefit from any appreciation in value of the Surviving Corporation. The Collectors Universe Board also considered the other potential alternative strategies available to Collectors Universe, which, despite significant uncertainty, had the potential to result in a more successful and valuable company.

●	No-Shop Restrictions. The fact that the Merger Agreement restricts Collectors Universe’s ability to solicit competing proposals (subject to certain exceptions to allow the Collectors Universe Board to exercise its fiduciary duties and to accept a superior proposal) upon the payment of the termination fee of $22,741,818.

●	Risk Associated with Failure to Consummate the Transactions. The possibility that the Transactions might not be consummated, and if they are not consummated, that: (1) our directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions; (2) we will have incurred significant transaction and other costs; (3) our continuing business relationships with customers, business partners and employees may be adversely affected; (4) the trading price of the Shares could be adversely affected; (5) the reverse termination fee of $43,734,265 payable by Parent to Collectors Universe will not be available in all instances in which the Merger Agreement is terminated and such reverse termination fee may not be sufficient to compensate Collectors Universe for the damage suffered by its business as a result of the pendency of the Transactions or of the strategic initiatives forgone by Collectors Universe during this period; (6) the other contractual and legal remedies available to Collectors Universe in the event of termination of the Merger Agreement may be insufficient, costly to pursue or both; (7) the potential adverse perception of the market on our prospects; and (8) the termination fee of $22,741,818 may become payable by Collectors Universe to Parent upon termination of the Merger Agreement under specified circumstances.

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●	Interim Restrictions on Collectors Universe’s Business Pending the Completion of the Transactions. The restrictions on the conduct of Collectors Universe’s business prior to the consummation of the Transactions, which may delay or prevent us from undertaking strategic initiatives before the completion of the Transactions and that, absent the Merger Agreement, we might have pursued. The Collectors Universe Board also considered the restrictions on soliciting other acquisition proposals prior to the consummation of the Transactions.

●	Effects of the Announcement of the Transactions. The effect of the public announcement of the Transactions, including the: (1) effects on our employees, customers, operating results and stock price; (2) impact on our ability to attract and retain key management, sales and marketing and technical personnel; and (3) potential for litigation in connection with the Transactions.

●	Termination Fee Payable by Collectors Universe. The requirement that Collectors Universe pay Parent a termination fee under certain circumstances following termination of the Merger Agreement, including if the Collectors Universe Board terminates the Merger Agreement to accept a superior proposal. The Collectors Universe Board considered the potentially discouraging impact that this termination fee could have on a third party’s interest in making a competing proposal to acquire Collectors Universe.

●	Taxable Consideration. The receipt of cash in exchange for Shares pursuant to the Transactions will be a taxable transaction for U.S. federal income tax purposes for many Collectors Universe stockholders.

●	Interests of Collectors Universe’s Directors and Executive Officers. Our directors and executive officers may have interests in the Transactions that are different from, or in addition to, those of our other stockholders.

This discussion is not meant to be exhaustive. That is, it summarizes the material reasons and factors considered by the Collectors Universe Board in its consideration of the Transactions. After considering these and other factors, the Collectors Universe Board concluded that the potential benefits of entering into the Merger Agreement outweighed the uncertainties and risks. In light of the variety of factors considered by the Collectors Universe Board and the complexity of these factors, the Collectors Universe Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Collectors Universe Board applied his or her own personal business judgment to the process and may have assigned different relative weights to the different factors. The Collectors Universe Board adopted and approved the Merger Agreement and the Transactions, and recommended that Collectors Universe stockholders tender their Shares pursuant to the Offer, based upon the totality of the information presented to, and considered by, the Collectors Universe Board.

The disclosure appearing in Item 4 of the Schedule 14D-9 under the caption “Projected Financial Information” is amended and restated by replacing it with the following:

Other than in connection with its regular earnings press releases and related investor materials, Collectors Universe does not, as a matter of course, make public projections as to its future financial performance, due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, Collectors Universe management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with Collectors Universe’s strategic planning process, Collectors Universe management prepared and provided to the Collectors Universe Board various forward-looking financial information for fiscal years 2021 through 2025. This forward-looking information is collectively referred to as the “Forecasts.” The Forecasts were used by Houlihan Lokey in connection with its November 30, 2020, opinion to the Collectors Universe Board and related financial analyses. The Forecasts are set forth below. The Forecasts were not provided to the Investor Group or their affiliates.

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In January 2021, Collectors Universe management prepared and on January 19, 2021, provided to the Collectors Universe Board an updated version of the Forecasts (which we refer to as the “January 2021 Forecasts”) to reflect current expectations for Collectors Universe’s operating and financial performance for fiscal years 2021 through 2025. The January 2021 Forecasts took into account Collectors Universe’s preliminary operating and financial results for the second quarter of fiscal year 2021 and expectations for the remainder of fiscal year 2021. There were no changes to the forecasts in subsequent fiscal years. The January 2021 Forecasts were used by Houlihan Lokey in connection with its January 20, 2021, opinion to the Collectors Universe Board and related financial analyses. The January 2021 Forecasts are set forth below. The January 2021 Forecasts were not provided to the Investor Group or their affiliates.

The Forecasts and the January 2021 Forecasts were used, at the direction of the Collectors Universe Board, to calculate unlevered free cash flows for fiscal years 2021 through 2025 for purposes of Houlihan Lokey’s discounted cash flow analysis (as described in more detail in the section of this Schedule 14D-9 captioned “—Opinion of Houlihan Lokey Capital, Inc.”). At Collectors Universe’s direction, Houlihan Lokey relied on the accuracy and completeness of the Forecasts and the January 2021 Forecasts utilized in its financial analyses and advice to the Collectors Universe Board and the assurances of the Collectors Universe management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading.

The Forecasts and the January 2021 Forecasts were developed by Collectors Universe management without giving effect to the Transactions or to any changes to Collectors Universe’s operations or strategy that may be implemented after the consummation of the Transactions. The Forecasts and the January 2021 Forecasts also do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.

Neither the Forecasts nor the January 2021 Forecasts were prepared with a view toward public disclosure or complying with accounting principles generally accepted in the United States (which we refer to as “GAAP”). In addition, neither the Forecasts nor the January 2021 Forecasts were prepared with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information.

The Forecasts and the January 2021 Forecasts were each prepared by, and are the responsibility of, Collectors Universe management. In the opinion of Collectors Universe management, the Forecasts and the January 2021 Forecasts each (1) were prepared on a reasonable basis; (2) reflected the best currently available estimates and judgments; and (3) presented, to Collectors Universe management’s knowledge, the expected future financial performance of Collectors Universe within the parameters and under the assumptions specified in preparing the Forecasts and the January 2021 Forecasts. Because the Forecasts and the January 2021 Forecasts reflect estimates and judgments, they are susceptible to sensitivities and assumptions, as well as multiple interpretations based on actual experience and business developments. The Forecasts and the January 2021 Forecasts also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The Forecasts and the January 2021 Forecasts cannot be considered a guarantee of future operating results and should not be relied on as such.

Neither our independent registered public accounting firm nor any other independent accountants have (1) compiled, reviewed, audited, examined or performed any procedures with respect to the Forecasts or the January 2021 Forecasts; (2) expressed any opinion or any other form of assurance on such information or the achievability of the Forecasts or the January 2021 Forecasts; or (3) assumed any responsibility for the Forecasts or the January 2021 Forecasts. Our independent registered public accounting firm disclaims any association with the Forecasts and the January 2021 Forecasts.

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The Forecasts and the January 2021 Forecasts are forward-looking statements. Although the Forecasts and the January 2021 Forecasts are each presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by Collectors Universe management that Collectors Universe management believed were reasonable at the time that the Forecasts and the January 2021 Forecasts were prepared, taking into account the relevant information available to Collectors Universe management at that time. However, the Forecasts and the January 2021 Forecasts are not fact and should not be relied upon as being necessarily indicative of future results. The Forecasts and the January 2021 Forecasts will each be affected by our ability to achieve our strategic goals, objectives and targets over the applicable periods. The Forecasts and the January 2021 Forecasts reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and cause the Forecasts and the January 2021 Forecasts not to be achieved include, among others, (1) general economic conditions (including the impact of COVID-19); (2) the accuracy of certain accounting assumptions; (3) changes in actual or projected cash flows; (4) competitive pressures; and (5) changes in tax laws. Additional factors that may impact us are our business can be found in the various risk factors included in our periodic filings with the SEC. All of these factors are difficult to predict, and many of them are outside of our control. As a result, there can be no assurance that either the Forecasts or the January 2021 Forecasts will be realized, and actual results may be materially better or worse than those contained in the Forecasts and the January 2021 Forecasts. The Forecasts and the January 2021 Forecasts may differ from publicized analyst estimates and forecasts and do not consider any events or circumstances after the date that they were prepared, including the announcement of the entry into the Merger Agreement. You should evaluate the Forecasts and the January 2021 Forecasts, if at all, in conjunction with the historical financial statements and other information regarding Collectors Universe contained in its public filings with the SEC. Except to the extent required by applicable federal securities laws, Collectors Universe does not intend to update or otherwise revise the Forecasts or the January 2021 Forecasts to reflect circumstances existing after the date that they were made or to reflect the occurrence of future events, even if any or all of the assumptions underlying the Forecasts or the January 2021 Forecasts are shown to be in error or no longer appropriate.

Certain of the financial measures included in the Forecasts and the January 2021 Forecasts are “non-GAAP financial measures.” These are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the Forecasts and the January 2021 Forecasts, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the Forecasts and the January 2021 Forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Collectors Universe Board or Houlihan Lokey. Accordingly, no reconciliation of the financial measures included in the Forecasts or the January 2021 Forecasts is provided in this Schedule 14D-9.

By including the Forecasts and the January 2021 Forecasts in this Schedule 14D-9, neither Collectors Universe nor any of its representatives has made or makes any representation to any person regarding our ultimate performance as compared to the information contained in the Forecasts or the January 2021 Forecasts. The inclusion of the Forecasts and the January 2021 Forecasts should not be regarded as an indication that the Collectors Universe Board or Collectors Universe or any other recipient of the Forecasts or the January 2021 Forecasts considered, or now considers, the Forecasts or the January 2021 Forecasts to be predictive of actual future results. Further, the inclusion of the Forecasts and the January 2021 Forecasts in this Schedule 14D-9 does not constitute an admission or representation by Collectors Universe that the information presented is material. The Forecasts and the January 2021 Forecasts are each included in this Schedule 14D-9 solely to give our stockholders access to the information that was made available to the Collectors Universe Board and Houlihan Lokey. Neither the Forecasts nor the January 2021 Forecasts are included in this Schedule 14D-9 in order to influence any Collectors Universe stockholder to make any investment decision with respect to the Offer or the Merger, including whether or not to seek appraisal rights with respect to their Shares or tender their Shares to Purchaser pursuant to the Offer.

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Our stockholders are cautioned not to rely on the Forecasts or the January 2021 Forecasts, as we may not achieve the Forecasts or the January 2021 Forecasts whether or not the Offer or the Merger is completed.

The disclosure appearing in Item 4 of the Schedule 14D-9 under the caption “Projected Financial Information—Forecasts” is amended and supplemented by adding the following immediately prior to the caption “Opinion of Houlihan Lokey Capital, Inc.”:

January 2021 Forecasts

The following table provides the January 2021 Forecasts for fiscal years 2021 through 2025.

	Fiscal year ended June 30,
(Dollars in millions)(1)	2021E	2022E	2023E	2024E	2025E
Revenue:
Cards/Autographs	$95.8	$121.0	$139.2	$160.1	$184.1
Coins
United States	$35.9	$36.9	$38.8	$40.7	$42.7
China	$7.6	$9.1	$11.4	$14.3	$17.8
Other	$2.9	$2.8	$2.8	$2.8	$2.8
Total Revenue Coins	$46.4	$48.8	$53.0	$57.8	$63.3
Other	$2.9	$2.7	$2.7	$2.7	$2.7
Total Revenue	$145.1	$172.6	$194.9	$220.5	$250.1
Cost of Revenue	$(53.3)	$(70.0)	$(79.2)	$(89.8)	$(101.9)
Gross Profit	$91.8	$102.6	$115.7	$130.7	$148.2
(%)	63%	59%	59%	59%	59%

Operating Expenses:
Selling and marketing	$(10.0)	$(15.7)	$(17.5)	$(19.6)	$(22.1)
General and administrative(2)	$(29.7)	$(37.8)	$(42.3)	$(47.1)	$(52.4)
Total Operating Expenses	$(39.7)	$(53.5)	$(59.8)	$(66.7)	$(74.5)
(%)	27%	31%	31%	30%	30%

Operating Income	$52.1	$49.1	$55.9	$64.0	$73.7
(%)	36%	28%	29%	29%	29%

Other Expenses	$(5.1)	—	—	—	—
Provision for income taxes	$(12.4)	$(12.8)	$(14.5)	$(16.6)	$(19.1)

Net Income	$34.6	$36.3	$41.4	$47.4	$54.6

EBITDA:
Operating Income (above)	$52.1	$49.1	$55.9	$64.0	$73.7
Depreciations and amortization	$3.7	$3.3	$3.1	$3.2	$2.9
Adjusted EBITDA(3)	$55.8	$52.4	$59.0	$67.3	$76.6

Unlevered Free Cash Flow:
Net Income (above)	$34.6	$36.3	$41.4	$47.4	$54.6
Depreciation and amortization	$3.7	$3.3	$3.1	$3.2	$2.9
Capital Expenditures	$(4.3)	$(1.5)	$(1.5)	$(1.0)	$(1.0)
Change in net working capital	$1.4	$0.1	$0.2	$0.2	$1.1
Unlevered free cash flow(4)	$35.4	$38.3	$43.2	$49.8	$57.6

(1) Totals may not foot due to rounding.

(2) Inclusive of projected stock-based compensation expense.

(3) Adjusted EBITDA is defined as Collectors Universe’s earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items.

(4) Unlevered free cash flow for the 6-month period ended June 30, 2021, totaled 25.8 million.

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The January 2021 Forecasts were prepared based on a number of variables, assumptions and estimates made by Collectors Universes management, including the anticipated effects of the estimated future performance of Collectors Universe’s business, as well as general business, economic, regulatory, market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond the control of Collectors Universe. Specifically, the January 2021 Forecasts were based on the following assumptions:

●	Cards/Autographs revenues, adjusted for preliminary revenues through the second quarter of fiscal year 2021, will increase starting in the third quarter of fiscal year 2021 with a total increase in revenues for fiscal year 2021 of 185 percent.

●	Cards/Autographs revenues will increase 26 percent from fiscal year 2021 to fiscal year 2022.

●	Cards/Autographs revenues will increase 15 percent over the prior fiscal year in fiscal years 2023, 2024 and 2025.

●	Coins – United States revenues will increase in line with annual projections for fiscal year 2021 adjusted for preliminary revenues through the second quarter of fiscal year 2021.

●	Coins – United States will increase three percent over the prior fiscal year in fiscal year 2022, and five percent over the prior fiscal year in fiscal years 2023, 2024 and 2025.

●	Coins – China revenues will increase in line with annual projections for fiscal year 2021 adjusted for preliminary revenues through the second quarter of fiscal year 2021.

●	Coins – China revenues will increase 20% over the prior fiscal year in fiscal year 2022, and 25% percent over the prior fiscal year in fiscal years 2023, 2024 and 2025.

The disclosure appearing in Item 4 of the Schedule 14D-9 under the caption “Opinion of Houlihan Lokey Capital, Inc.” is amended and restated by replacing it with the following:

Opinion of Houlihan Lokey Capital, Inc.

On January 20, 2021, Houlihan Lokey verbally rendered its opinion to the Collectors Universe Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Collectors Universe Board dated January 20, 2021) to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its written opinion, the Offer Price to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger pursuant to the Amended Merger Agreement was fair to such holders from a financial point of view.

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Houlihan Lokey’s opinion was directed to the Collectors Universe Board (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger pursuant to the Amended Merger Agreement, and did not address any other aspect or implication of the Offer and the Merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this Schedule 14D-9 and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Collectors Universe Board, any security holder of Collectors Universe or any other person as to whether or not any holder of Shares should tender such Shares pursuant to the Offer or how to act or vote with respect to any matter relating to the Offer and the Merger.

In arriving at its opinion, Houlihan Lokey, among other things:

●	reviewed a draft dated January 20, 2021 of the Amended Merger Agreement, which amends and restates in its entirety the Original Merger Agreement;

●	reviewed certain publicly available business and financial information relating to Collectors Universe that Houlihan Lokey deemed to be relevant;

●	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Collectors Universe made available to Houlihan Lokey by Collectors Universe, including financial projections (and adjustments thereto) prepared by the management of Collectors Universe relating to Collectors Universe for the fiscal years ending 2021 through 2025 (for purposes of this section, the “Collectors Universe Forecasts”; for further information regarding the Collectors Universe Forecasts, see the section of this Schedule 14D-9 captioned “—Projected Financial Information”);

●	spoke with certain members of Collectors Universe management and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of Collectors Universe, the Offer and the Merger and related matters;

●	compared the financial and operating performance of Collectors Universe with that of other public companies that Houlihan Lokey deemed to be relevant;

●	considered publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

●	reviewed the current and historical market prices and trading volume for certain of Collectors Universe’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

●	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

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Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, Collectors Universe management advised Houlihan Lokey, and Houlihan Lokey assumed, that the Collectors Universe Forecasts reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Collectors Universe and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Collectors Universe since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Amended Merger Agreement and all other related documents and instruments that are referred to therein were true and correct, (b) each party to the Amended Merger Agreement and other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Offer and the Merger would be satisfied without waiver thereof, and (d) the Offer and the Merger would be consummated in a timely manner in accordance with the terms described in the Amended Merger Agreement and other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (1) the Offer and the Merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (2) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Offer and the Merger or Collectors Universe that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Amended Merger Agreement would not differ in any respect from the draft of the Amended Merger Agreement identified above.

Furthermore, in connection with Houlihan Lokey’s opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Collectors Universe or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Collectors Universe was or may be a party or was or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Collectors Universe was or may be a party or was or may be subject.

Houlihan Lokey was not requested to, and did not, solicit indications of interest from, third parties with respect to the Offer and the Merger, the securities, assets, business or operations of Collectors Universe or any other party, other than from two parties that had previously approached Collectors Universe regarding their interest in acquiring Collectors Universe. Houlihan Lokey was not requested to, and did not, advise the Collectors Universe Board or any other party with respect to alternatives to the Offer and the Merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date thereof. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date thereof.

Houlihan Lokey’s opinion was furnished for the use of the Collectors Universe Board (in its capacity as such) in connection with its evaluation of the Offer and the Merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey has consented to the inclusion of a copy of its written opinion to the Collectors Universe Board as Annex B to this Schedule 14D-9. Houlihan Lokey’s opinion was not intended to be, and did not constitute, a recommendation to the Collectors Universe Board, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Offer and the Merger or otherwise.

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Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Collectors Universe Board, Collectors Universe, its security holders or any other party to proceed with or effect the Offer and the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer and the Merger or otherwise (other than the Offer Price to the extent expressly specified therein), (iii) the fairness of any portion or aspect of the Offer and the Merger to the holders of any class of securities, creditors or other constituencies of Collectors Universe, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Offer and the Merger as compared to any alternative business strategies or transactions that might be available for Collectors Universe or any other party, (v) the fairness of any portion or aspect of the Offer and the Merger to any one class or group of Collectors Universe’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Collectors Universe’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Collectors Universe, its security holders or any other party is receiving or paying reasonably equivalent value in the Offer and the Merger, (vii) the solvency, creditworthiness or fair value of Collectors Universe, Parent or any other participant in the Offer and the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer and the Merger, any class of such persons or any other party, relative to the Offer Price or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, tax or other similar professional advice. It was assumed that such opinions, counsel or interpretations were or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Collectors Universe Board, on the assessments by the Collectors Universe Board, and its advisors, as to all legal, regulatory, accounting, tax and other similar matters with respect to Collectors Universe and the Offer and the Merger or otherwise. The issuance of Houlihan Lokey’s opinion was approved by a committee authorized to approve opinions of this nature.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Collectors Universe or the proposed Offer and the Merger and an evaluation of the results of those analyses is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. The estimates contained in the Collectors Universe Forecasts and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Collectors Universe. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

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Houlihan Lokey’s opinion was only one of many factors considered by the Collectors Universe Board in evaluating the proposed Offer and the Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or of the views of the Collectors Universe Board or management with respect to the Offer and the Merger or the Offer Price. Under the terms of its engagement by Collectors Universe, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed Offer and the Merger or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Collectors Universe Board, Collectors Universe, Parent and its affiliates, any security holder or creditor of Collectors Universe, Parent and its affiliates or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between Collectors Universe and Parent, and the decision to enter into the Amended Merger Agreement was solely that of the Collectors Universe Board.

Financial Analyses

In preparing its opinion to the Collectors Universe Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

Houlihan Lokey’s analyses were necessarily based on business, financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of Houlihan Lokey’s opinion. There is significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal and monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively referred to as the “Pandemic Effects”), and the Pandemic Effects could have a material impact on Houlihan Lokey’s analyses.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Collectors Universe Board on January 20, 2021. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

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For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:

●	Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

●	Equity Market Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company).

●	Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity market values used in the selected companies analysis described below were calculated using the closing price of the Shares and the common stock of the selected companies listed below as of January 19, 2021, the last trading day before the date of the announcement of the signing of the Amended Merger Agreement, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. The estimates of the future financial and operating performance of Collectors Universe relied upon for the financial analyses described below were based on the Collectors Universe Forecasts. The estimates of the future financial and operating performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies. Data for the selected companies may not reflect the potential impact of the Pandemic Effects. The number of fully diluted Shares outstanding was provided by Collectors Universe management.

Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies with publicly traded equity securities that, based on its professional judgment and experience, Houlihan Lokey deemed relevant with respect to its analysis of Collectors Universe.

The financial data reviewed included:

●	Enterprise value as a multiple of latest twelve months (referred to as “LTM”) Adjusted EBITDA; and

●	Enterprise value as a multiple of estimated fiscal year 2021 Adjusted EBITDA.

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The selected companies and the financial data reviewed included the following:

Enterprise Value Multiples

Selected Companies	EV / LTM Adjusted EBITDA	EV / FY2021E Adjusted EBITDA
CBIZ, Inc.	13.3x	12.0x
CRA International, Inc.	7.9x	9.4x
Emerald Holding, Inc.	NMF	7.2x
Enthusiast Gaming Holdings Inc.	NMF	NMF
Forrester Research, Inc.	13.8x	16.5x
Huron Consulting Group Inc.	15.6x	15.6x
ICF International, Inc.	10.1x	13.3x
Nielsen Holdings plc	16.8x	8.9x
Real Matters Inc.	16.7x	13.8x
Stewart Information Services Corporation	4.1x	NA
Value Line, Inc.	27.0x	NA

Financial Metric	Low	High	Median	Mean
LTM Adjusted EBITDA	4.1x	27.0x	13.8x	13.9x
FY 2021E Adjusted EBITDA	7.2x	16.5x	12.6x	12.1x

Note: “NMF” refers to not meaningful figure, and “NA” refers to not available.

Taking into account the results of the selected companies analysis, Houlihan Lokey applied the selected multiple ranges set forth in the table below to corresponding financial data for Collectors Universe, based on the Collectors Universe Forecasts, to calculate an implied enterprise value reference range. Houlihan Lokey then subtracted total debt and added cash and cash equivalents, each as of December 31, 2020, to derive an implied equity value reference range. The figures in the implied equity value reference range were then divided by the number of fully diluted Shares outstanding to calculate a reference range of implied values per Share. The selected companies analysis indicated the implied per share equity value reference ranges set forth in the table below, as compared to the proposed Offer Price in the Offer and the Merger of $92.00 per share.

Financial Metric	Selected Multiples Range	Implied Per Share Equity Value Reference Range
LTM Adjusted EBITDA	20.0x - 24.0x	$78.01 - $92.72
FY 2021E Adjusted EBITDA	11.0x - 13.0x	$70.60 - $82.63

Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies that, based on its professional judgment and experience, Houlihan Lokey deemed relevant to its analysis of Collectors Universe.

The financial data reviewed included:

●	Transaction value as a multiple of LTM Adjusted EBITDA.

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The selected transactions and the financial data reviewed included the following:

Transaction Value Multiples

Date Announced	Target	Acquiror	Transaction Value / LTM Adjusted EBITDA
10/15/2019	Murgitroyd Group PLC	Sovereign Capital Partners LLP	14.3x
8/2/2019	Navigant Consulting, Inc.	Guidehouse LLP, a portfolio company of Veritas Capital	15.4x
7/12/2019	The Kantar Group Limited	Bain Capital Private Equity, LP	8.2x
6/17/2019	Sotheby’s	BidFair USA, an entity wholly owned by Patrick Drahi and Family	17.3x
11/27/2018	SiriusDecisions, Inc.	Forrester Research, Inc.	NMF
10/31/2018	Intersections Inc.	Buyer consortium of affiliates of: General Catalyst Partners, WndrCo Holdings, LLC and iSubscribed Inc.	21.1x
9/25/2018	XO Group Inc.	WeddingWire, Inc.	23.4x
8/8/2018	Dun & Bradstreet Holdings, Inc.	Buyer consortium of affiliates of: Thomas H. Lee Partners, L.P., CC Capital and Cannae Holdings, Inc.	12.5x
6/25/2018	DFLT and TAS Businesses of Navigant Consulting, Inc.	Ankura Consulting Group, LLC	11.9x
2/15/2018	RELX NV	RELX PLC	8.2x

Note: “NMF” refers to not meaningful figure.

Financial Metric	Low	High	Median	Mean
Transaction Value to LTM Adjusted EBITDA	8.2x	23.4x	14.3x	14.7x

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied a selected multiple range of 20.0x to 24.0x to Collectors Universe’s LTM Adjusted EBITDA as of December 31, 2020, to calculate an implied enterprise value reference range. Houlihan Lokey then subtracted total debt and added cash and cash equivalents, each as of December 31, 2020, to derive an implied equity value reference range. The figures in the implied equity value reference range were then divided by the number of fully diluted Shares outstanding to calculate a reference range of implied equity values per Share. The selected transactions analysis indicated an implied per share equity value reference range set forth in the table below, as compared to the proposed Offer Price in the Offer and the Merger of $92.00 per share.

Financial Metric	Selected Multiples Range	Implied Per Share Equity Value Reference Range
Transaction Value to LTM Adjusted EBITDA	20.0x - 24.0x	$78.01 - $92.72

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Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Collectors Universe by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of Collectors Universe and the estimated net present value of the terminal value of Collectors Universe, based on the Collectors Universe Forecasts. Taking into account the results of the selected companies analysis summarized above, Houlihan Lokey calculated terminal values for Collectors Universe by applying a range of terminal value Adjusted EBITDA multiples of 10.0x to 12.0x to Collectors Universe’s estimated fiscal year 2025 Adjusted EBITDA. The net present values of Collectors Universe’s projected future cash flows and terminal values were then calculated using discount rates ranging from 9.0% to 11.0%, which were based on an estimate of Collectors Universe’s weighted average cost of capital, to determine an implied enterprise value reference range. Houlihan Lokey then subtracted total debt and added cash and cash equivalents, each as of December 31, 2020, to derive an implied equity value reference range. The figures in the implied equity value reference range were then divided by the number of fully diluted Shares outstanding to calculate a reference range of implied per share equity values of the Shares. The discounted cash flow analysis indicated an implied per share equity value reference range set forth in the table below, as compared to the proposed Offer Price in the Offer and the Merger of $92.00 per share.

Discounted Cash Flow Analysis

Selected Terminal Value Multiples Range	Selected Discount Rate Range	Implied Per Share Equity Value Reference Range
10.0x - 12.0x	9.0% - 11.0%	$70.60 - $86.66

Other Information

Houlihan Lokey observed certain additional information that was not considered part of its financial analysis for its opinion but was noted for informational purposes, including, among other things, the 90-day intraday trading range, the closing price, and the volume weighted average price (referred to as “VWAP”), of the Shares, each as of January 19, 2021, for the time periods set forth in the table below:

Information	Share Price	Implied Premium of Offer Price
90-day intraday trading range	$53.25 - $81.00
1-day closing price	$77.80	18.3%
30-day VWAP	$75.74	21.5%
3-month VWAP	$73.54	25.1%
6-month VWAP	$64.89	41.8%
1-year VWAP	$51.34	79.2%

Miscellaneous

Houlihan Lokey was engaged by Collectors Universe to act as its financial advisor in connection with the Offer and the Merger and provide financial advisory services, including an opinion to the Collectors Universe Board as to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger pursuant to the Amended Merger Agreement. Collectors Universe engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by Collectors Universe, Houlihan Lokey is entitled to an aggregate fee based upon a percentage of the transaction value of the Offer and the Merger of approximately $11.1 million for its services, $1.0 million of which became payable upon the delivery of Houlihan Lokey’s opinion dated November 30, 2020, $1.0 million of which became payable upon the delivery of Houlihan Lokey’s opinion dated January 20, 2021, and the balance of which will become payable contingent upon the consummation of the Offer and the Merger. Collectors Universe has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement. During the two years prior to the date of Houlihan Lokey’s opinion and other than in relation to the Offer and the Merger, Houlihan Lokey and its affiliates have received aggregate fees from Collectors Universe of approximately $1 million for financial advisory and/or other financial or consulting services.

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In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Collectors Universe, Parent and/or certain of its affiliates, or any other party that may be involved in the Offer and the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Offer and the Merger.

Houlihan Lokey and/or certain of its affiliates (i) have in the past provided and are currently providing financial advisory and/or other financial or consulting services to D1 Capital Partners L.P., an affiliate of Parent, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, D1 Capital Partners L.P. (referred to collectively with D1 Capital Partners L.P., the “D1 Group”), for which Houlihan Lokey and/or its affiliates have received, and may receive, compensation, and (ii) have in the past provided financial advisory and/or other financial or consulting services to an affiliate of Cohen Private Ventures, an affiliate of Parent and CPV (referred to as “Cohen Private Ventures”), for which Houlihan Lokey and/or its affiliates have received compensation. During the two years prior to the date of Houlihan Lokey’s opinion, Houlihan Lokey and its affiliates have received aggregate fees from the D1 Group of less than $750,000 for financial advisory and/or other financial or consulting services. During the two years prior to the date of Houlihan Lokey’s opinion, Houlihan Lokey and its affiliates have received aggregate fees from Cohen Private Ventures of approximately $40,000 for financial advisory and/or other financial or consulting services. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Collectors Universe, members of the D1 Group, Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by D1 Capital Partners L.P., Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the members of the D1 Group, Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, and may do so in the future. Such future investments may include direct or indirect investments in Collectors Universe. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Collectors Universe, Parent, members of the D1 Group, Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

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Item 8. Additional Information

The disclosure appearing in the first paragraph of Item 8 of the Schedule 14D-9 under the caption “Stockholder Approval of the Merger is Not Required” is amended and restated by replacing it with the following:

On January 20, 2021, the Collectors Universe Board (1) approved and declared it advisable, to enter into the Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (2) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of Collectors Universe and the holders of Shares (other than Excluded Shares that are not Dissenting Shares); (3) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (4) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions set forth in the Merger Agreement.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and restated by replacing it with the following:

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 17, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)
(a)(1)(F)	Summary Advertisement as published on December 17, 2020, in The New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)
(a)(5)(A)	Communications from Collectors Universe to its employees (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Collectors Universe with the SEC on November 30, 2020)
(a)(5)(B)	Communications from Collectors Universe to its employees (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Collectors Universe with the SEC on November 30, 2020)
(a)(5)(C)	Press Release issued by Collectors Universe on November 30, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Collectors Universe with the SEC on November 30, 2020)
(a)(5)(D)	Proxy Statement (incorporated by reference to the definitive proxy statement filed by Collectors Universe with the SEC on October 28, 2020)
(a)(5)(E)	Opinion of Houlihan Lokey, dated November 30, 2020 (included as Annex B to this Schedule 14D-9)
(a)(5)(F)	Press Release issued by Collectors Universe on January 20, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Collectors Universe with the SEC on January 20, 2021)
(a)(5)(G)*	Opinion of Houlihan Lokey, dated January 20, 2021 (included as Annex B to this Schedule 14D-9)

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(e)(1)	Agreement and Plan of Merger, dated November 30, 2020, between Parent, Purchaser and Collectors universe (incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed by Collectors Universe with the SEC on December 1, 2020)
(e)(2)	Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V (incorporated by reference to Exhibit (d)(2) to the Schedule TO)
(e)(3)	Acknowledgement to the Confidentiality Agreement, dated October 28, 2020, by and between Collectors Universe and D1 Capital Partners L.P. (incorporated by reference to Exhibit (d)(3) to the Schedule TO)
(e)(4)	Acknowledgement to the Confidentiality Agreement, dated November 22, 2020, by and between Collectors Universe and Cohen Private Ventures, LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO)
(e)(5)	Equity Commitment Letter, dated November 30, 2020, by and between Parent and D1 Master Fund (incorporated by reference to Exhibit (d)(5) to the Schedule TO)
(e)(6)	Equity Commitment Letter, dated November 30, 2020, by and between Parent and CPV (incorporated by reference to Exhibit (d)(6) to the Schedule TO)
(e)(7)	Limited Guarantee, dated November 30, 2020, by D1 Master Fund in favor of Collectors Universe (incorporated by reference to Exhibit (d)(7) to the Schedule TO)
(e)(8)	Limited Guarantee, dated November 30, 2020, by CPV in favor of Collectors Universe (incorporated by reference to Exhibit (d)(8) to the Schedule TO)
(e)(9)	Annual Report on Form 10-K (incorporated by reference to the Form 10-K for the fiscal year ended June 30, 2020, filed with the SEC on August 26, 2020)
(e)(10)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Form S-1 filed by Collectors Universe with the SEC on September 2, 1999)
(e)(11)	2017 Equity Incentive Plan (incorporated by reference to Appendix A to the 2017 Definitive Proxy filed by Collectors Universe with the SEC on October 26, 2017)
(e)(12)	2013 Equity Incentive Plan (incorporated by reference to Appendix A to the Definitive Proxy filed by Collectors Universe with the SEC on October 28, 2013)
(e)(13)	Amended and Restated Employment Agreement, dated September 24, 2019, by and between Collectors Universe and Joseph J. Orlando (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed by Collectors Universe with the SEC September 24, 2019)
(e)(14)	First Amendment, dated March 16, 2020, to the Amended & Restated Employment Agreement by and between Collectors Universe and Joseph J. Orlando (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed by Collectors Universe with the SEC on March 20, 2020)
(e)(15)	Second Amendment, dated September 27, 2020, to the Amended & Restated Employment Agreement by and between Collectors Universe and Joseph J. Orlando (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed by Collectors Universe with the SEC on October 1, 2020)
(e)(16)	Amended and Restated Agreement and Plan of Merger, dated January 20, 2021, between Parent, Purchaser and Collectors Universe (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Collectors Universe with the SEC on January 20, 2021)
(e)(17)	Amendment No. 1 to Equity Commitment Letter, dated January 20, 2021, by and between D1 Capital Partners Master LP and Parent (incorporated by reference to Exhibit (d)(11) to the Schedule TO)
(e)(18)	Amendment No. 1 to Equity Commitment Letter, dated January 20, 2021, by and between CPV Investments VI, LLC and Parent (incorporated by reference to Exhibit (d)(12) to the Schedule TO)
(g)	Not applicable

*	Filed herewith.

30

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLECTORS UNIVERSE, INC.

By:	/s/ Joseph J. Wallace
Joseph J. Wallace
Senior Vice President and Chief Financial Officer

Date: January 26, 2021

31

ANNEX B

OPINION OF HOULIHAN LOKEY CAPITAL, INC.

January 20, 2021

The Board of Directors of Collectors Universe, Inc.

1610 E. Saint Andrew Place

Santa Ana, CA 92705

Dear Board of Directors:

We understand that Cards Parent LP (the “Acquiror”), Cards Acquisition Inc., a wholly-owned subsidiary of the Acquiror (the “Sub”), and Collectors Universe, Inc. (the “Company”), propose to enter into the Amended and Restated Merger Agreement (defined below) pursuant to which, among other things, (a) the Sub will amend the terms of its tender offer for any and all of the outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock” and, such tender offer, the “Offer”), of the Company to provide for a purchase price of $92.00 per share in cash (the “Consideration”), and (b) subsequent to the consummation of the Offer, the Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, (i) each outstanding share of Company Common Stock not previously tendered in the Offer (other than shares not eligible under the Amended and Restated Merger Agreement to be converted into the Consideration), will be converted into the right to receive the Consideration, and (ii) the Company will become a wholly owned subsidiary of the Acquiror.

The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Acquiror and its affiliates) in the Transaction pursuant to the Amended and Restated Merger Agreement is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft dated January 20, 2021 of the Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”), which amends and restates in its entirety that certain Agreement and Plan of Merger, dated as of November 30, 2020, by and among the Acquiror, the Sub and the Company;

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the fiscal years ending 2021 through 2025 (the “Company Forecasts”);

4.	spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

The Board of Directors of

Collectors Universe, Inc.

January 20, 2021

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	considered publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Company Forecasts reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Amended and Restated Merger Agreement identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Amended and Restated Merger Agreement and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Amended and Restated Merger Agreement and other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Amended and Restated Merger Agreement will not differ in any respect from the draft of the Amended and Restated Merger Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

The Board of Directors of

Collectors Universe, Inc.

January 20, 2021

We have not been requested to, and did not, solicit indications of interest from, third parties with respect to the Transaction, the securities, assets, business or operations of the Company or any other party, other than from two parties that had previously approached the Company regarding their interest in acquiring the Company. We have not been requested to, and did not, advise the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror and/or certain of its affiliates, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and/or certain of its affiliates (i) have in the past provided and are currently providing financial advisory and/or other financial or consulting services to D1 Capital Partners L.P., an affiliate of the Acquiror (“D1”), or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, D1 (collectively with D1, the “D1 Group”), for which Houlihan Lokey and/or its affiliates have received, and may receive, compensation, and (ii) have in the past provided financial advisory and/or other financial or consulting services to an affiliate of Cohen Private Ventures, an affiliate of the Acquiror (“Cohen Private Ventures”), for which Houlihan Lokey and/or its affiliates have received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, members of the D1 Group, Cohen Private Ventures, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by D1, Cohen Private Ventures, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the members of the D1 Group, Cohen Private Ventures, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, members of the D1 Group, Cohen Private Ventures, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

The Board of Directors of

Collectors Universe, Inc.

January 20, 2021

Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction, and is entitled to receive and will receive additional fees for such services, a substantial portion of which is contingent upon the consummation of the Offer. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, and its advisors, as to all legal, regulatory, accounting, tax and other similar matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Acquiror and its affiliates) in the Transaction pursuant to the Amended and Restated Merger Agreement is fair to such holders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.

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